UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of March 2004

                                   CELANESE AG
             ------------------------------------------------------
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    ----------------------------------------
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F [X]       Form 40-F [ ]

         Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]             No [X]

         If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.




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                                   CELANESE AG


                   NOTICE UNDER 17 C.F.R. (section) 245.104(a)
                   -------------------------------------------


1. Pursuant to and in accordance with 17 C.F.R (section) 245.104(a), attached hereto as Exhibit 99.1 and incorporated herein by reference is a copy of the Notice to the Members of the Supervisory Board (Aufsichtsrat) and Board of Management (Vorstand) of Celanese AG dated March 15, 2004 (the "Notice"), which contains the information required in 17 C.F.R (section) 245.104(b)(1).

2. This Notice updated and superseded a prior notice to Members of the Supervisory Board (Aufsichtsrat) and Board of Management (Vorstand) of Celanese AG given on February 9, 2004, relating to the following two blackout periods:
(1) starting on March 10, 2004 and ending during the week of March 21, 2004, and
(2) starting on March 31, 2004 and ending during the week of April 11, 2004. The reason for the updated notice is that the initial tender offer acceptance period has been extended from March 15, 2004 to March 29, 2004 resulting in a change to the blackout periods previously communicated.

3. During each blackout period described in the Notice and for a period of two years after the end date thereof, a security holder or other interested person may obtain, without charge, the actual beginning and ending dates of the blackout period, by contacting the Corporate Secretary and General Counsel of Celanese AG at ++49 69 305 7896 or the Vice President - Law & Corporate Secretary of Celanese Americas Corporation at (908) 522-7812.

4. The date on which Celanese AG received the notice required by Employment Retirement Income Security Act of 1974 (section) 101(i)(2)(E) was March 15, 2004.










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

                                    EXHIBITS



Exhibit No.                     Exhibit
-----------                     ------------------

99.1 Notice to the Members of the Supervisory Board (Aufsichtsrat) and Board of Management (Vorstand) of Celanese AG dated March 15, 2004 (the "Notice"), which contains the information required in 17 C.F.R (section) 245.104(b)(1) and was issued in connection with the notice received by Celanese AG pursuant to the Employment Retirement Income Security Act of 1974 (section) 101(i)(2)(E) on March 15, 2004












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

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CELANESE AG
                                       (Registrant)


                                       By: /s/ P. W. Premdas
                                           ---------------------------------
                                       Name : Perry W. Premdas
                                       Title: Member of the Management Board
                                              (Chief Financial Officer)


Date: March 15, 2004








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

                                  EXHIBIT INDEX


Exhibit No.                     Exhibit
-----------                     -------

99.1 Notice to the Members of the Supervisory Board (Aufsichtsrat) and Board of Management (Vorstand) of Celanese AG dated March 15, 2004 (the "Notice"), which contains the information required in 17 C.F.R (section) 245.104(b)(1) and was issued in connection with the notice received by Celanese AG pursuant to the Employment Retirement Income Security Act of 1974 (section) 101(i)(2)(E) on March 15, 2004